Exhibit 99.4

ASML LOGO OMITTED






ANNOUNCEMENT CONFERENCE CALL

                                                                     June 2003


ASML Holding N.V.

Will release its Q2 2003 results on Wednesday July 16th, 2003, at 08.00 am CET.


        On Wednesday July 16, 2003 at 17.30 pm CET time (11.30 am EST),

there will be a conference call with Doug J. Dunn (President & Chief Executive Officer) and P.T.F.M. Wennink (Executive Vice President and Chief Financial Officer) of ASML Holding N.V. to discuss the results.

The conference call will be webcast on our web www.asml.com.

If you would like to dial into the conference call, you may use the following numbers:

          +31.45.631.6910       The Netherlands
          +1.416.640.1907       US
          +44.208.515.2302      UK

The Q2 2003 results presentation will be available on the ASML website from
14.00 pm CET that day.

For those who cannot participate in the conference call, a replay will be available for a period of one week after July 16, 2003. You can dial into the following number:

         +  1.303.590.3060       passcode 21006746# - US

or go to our website www.ASML.com
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